Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

April 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Ms. Rebecca Marquigny, Esquire

Re:  GuideStone Funds
File Nos. 333-53432 and 811-10263

Dear Ms. Marquigny:

On behalf of GuideStone Funds (the “Registrant”) below you will find the Registrant’s responses to the comments conveyed by you on April 13, 2020, with regard to Post-Effective Amendment No. 79 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commisssion

Prospectus

1) Comment: Significant market events have occurred since the Amendment was filed. Please consider whether each Fund’s disclosures, including risk disclosures, should be revised based on how these events are impacting both debt and equity markets as well as the specific industries likely to impact the performance of each Fund, based on each Fund’s unique portfolio. If the Registrant believes no additional disclosure is warranted, please explain supplementally why not. Please avoid vague or overbroad explanations and provide fund-specific responses.

Response:  The Registrant has updated “Market Risk” in Item 4 of the prospectus as follows to address the pandemic crisis:

Market Risk: The Fund’s value will go up and down in response to changes in the market value of its investments, sometimes rapidly and unpredictably. Market value will change due to business developments concerning a particular issuer or industry, as well as general market and economic conditions. Changes in the financial condition of a single issuer can impact the market as a whole. Geopolitical risks, including terrorism, tensions or open conflict between nations, or political or economic dysfunction within some nations that are major players on the world stage, may lead to instability in world economies and markets, may lead to increased market volatility and may have adverse long-term effects. Local, regional or global events such the spread of infectious illnesses or other public health issues, recessions, natural disasters or other events could have a significant impact on the Fund and its investments. In addition, markets and market participants are increasingly reliant upon information data systems. Data imprecision, software or other technology malfunctions, programming inaccuracies, unauthorized use or access and similar circumstances may have an adverse impact upon a single issuer, a group of issuers or the market at-large.

Additionally, Registrant has added the following disclosure to the SAI under “Description of Investment Risks – Recent Market Conditions”:

Global economies and financial markets are increasingly interconnected, which increases the possibilities that political, economic and other conditions (including, but not limited to, natural disasters, pandemics, epidemics and social unrest) in one country or region might adversely impact issuers in a different country or region.

U.S. Securities and Exchange Commisssion

The recent outbreak of the novel coronavirus, first detected in December 2019, rapidly became a pandemic and has resulted in disruptions to the economies of many nations, individual companies and the markets in general, the impact of which cannot necessarily be foreseen at the present time. This has created closed borders, quarantines, supply chain disruptions and general anxiety, negatively impacting global markets in an unforeseeable manner. The impact of the novel coronavirus and other such future infectious diseases in certain regions or countries may be greater or less due to the nature or level of their public health response or due to other factors. Health crises caused by the recent coronavirus outbreak or future infectious diseases may exacerbate other pre-existing political, social and economic risks in certain countries. The impact of such health crises may be quick, severe and of unknowable duration. This pandemic and other epidemics and pandemics that may arise in the future could result in continued volatility in the financial markets and lead to increased levels of Fund redemptions, which could have a negative impact on the Funds and could adversely affect a Fund’s performance.

2) Comment:  The SEC Staff takes the position that fee tables and expense examples are material and should not be added to the 485(b) filing without Staff review; please provide as EDGAR correspondence the completed fee tables and expense examples for each Fund at least five days prior to the effective date.

Response:  The Registrant has included the completed fee tables and expense examples as an attachment to this filing.

3) Comment: In the footnote to the expense tables of the MyDestination Funds and any other applicable Fund, the reference to “three years after the Adviser has made such payment, waiver or assumption” could be read to refer to calendar years, fiscal years, or a 36-month period.  For clarity, please revise the phrase “during the year in which repayment would be made” to clarify that the rolling recoupment period is limited to the 36 months beginning on the date an expense was waived or reimbursed.

Response:  The Registrant has revised the disclosure as described herein. The Registrant believes that the revised disclosure makes clearer that the rolling recoupment period is limited to the 36 month-period beginning on the date an expense was waived or reimbursed.  The first part of the footnote (as revised), “If expenses fall below the levels noted above within three years from the date on which the Adviser made such payment, waiver or assumption, the Fund may reimburse the Adviser,” refers to the applicable three-year time period.  The second part of the current disclosure, “so long as the reimbursement does not cause the Fund to exceed the Expense Limitation on the date on which: (i) the expenses were paid, waived or assumed; or (ii) the reimbursement would be made, whichever is lower,” is a separate idea that is a condition for a reimbursement to be made and clarifies that the reimbursement can cause the Fund to exceed neither the Expense Limitation in place on the date of the original waiver nor the current Expense Limitation.

U.S. Securities and Exchange Commisssion

4) Comment:  We note that the introduction to the “Principal Investment Risks” section now includes the most salient risks for each Fund. Please consider presenting the names of these risks more prominently to capture investor attention.

Response:  The Registrant has capitalized the risks included in the introduction to the “Principal Investment Risks” section as requested.

5) Comment:  With respect to the Aggressive Allocation Fund, we note that duration risk is no longer identified as a principal risk for this Fund. However, the Fund still principally invests in foreign and domestic fixed income securities for which the principal investment strategy summary does not state a duration range. Please disclose whether the Fund is managed for any duration or replace the deleted duration risk disclosure.

Response: The Registrant confirms that the Fund is not managed to any particular duration or maturity, and notes that the Fund’s fixed income allocation range is between 0% and 10% of Fund assets and is limited to government securities and short-term investments. Accordingly, the Registrant has revised the description of fixed income securities in which the Fund may principally invest to remove reference to instruments issued by foreign governments, and domestic and foreign investment grade securities.

6) Comment:  With respect to the Global Bond Fund, we note that the Fund has added contingent convertible securities risk to its Item 4 risk disclosure; however, the principal investment strategy disclosure does not appear to identify convertible securities as principal to achieving the Fund’s objective. Please reconcile, and, if appropriate, please add the corresponding contingent convertible securities disclosure to the Fund’s principal investment strategy and the risk descriptions included in Item 9.

Response:  The Registrant has revised the Fund’s principal investment strategies as follows:

“The Fund invests in globally diversified fixed income securities and rotates portfolio allocations among global sectors, including: . . . contingent convertible securities.”

7) Comment: With respect to the Value Equity Fund, there does not appear to be a principal strategy that would give rise to the addition of “banking industry risk.” Please remove this risk from Items 4 and 9 or add corresponding principal investment strategy disclosure to these sections, expressly noting the strategic basis for this risk.

Response:  The Registrant confirms that investing in the banking industry is not a principal investment strategy of the Fund.  Therefore, the Registrant has removed banking industry risk from the Fund’s principal risk disclosure.

U.S. Securities and Exchange Commisssion

8) Comment:  With respect to the Growth Equity Fund, there does not appear to be a principal strategy that would give rise to the addition of “information technology sector risk.” Please remove this risk from Items 4 and 9 or add corresponding principal investment strategy disclosure to these sections that describes the Fund’s strategy of investing principally in the information technology sector.

Response: The Registrant respectfully declines to revise its disclosure as it believes the current disclosure is satisfactory and consistent with Form N-1A.  The Fund’s current disclosure states, “The Fund invests mainly (at least, and typically more than, 80% of its net assets, plus borrowings for investment purposes, if any) in equity securities” and “In pursuing its investment strategy, the Fund may at times focus its investments in one or a few particular economic sectors.” In following its principal investment strategies, the Fund has a significant amount of its assets invested in the information technology sector at this point in time (please refer to the December 31, 2019 annual report, for reference), which is not reasonably expected to change over the next 12 months. Thus, while it is not a principal investment strategy of the Fund to invest in any one sector, as a result of implementing its security type and style, it may nevertheless have significant exposure to a given sector, and in this case where the performance of securities in the information technology sector could have a material impact on the Fund’s return, we believe information technology sector risk is a principal risk of the Fund. As such, we believe that our current disclosure appropriately reflects the Fund’s principal investment strategies and risks.

9) Comment: With respect to the Emerging Markets Equity Fund, there does not appear to be a principal strategy that would give rise to the addition of “semiconductor industry risk.” Please remove this risk from Items 4 and 9 or add corresponding principal investment strategy disclosure to these sections that describes the Fund’s strategy of investing principally in the semiconductor industry.

Response:  The Registrant confirms that investing in the semiconductor industry is not a principal investment strategy of the Fund.  Therefore, the Registrant has removed semiconductor industry risk from the Fund’s principal risk disclosure.

10) Comment:  Please consider defining the term “Completion Portfolios” under the “Additional Investment & Risk Information” section.

Response:  The Registrant has revised the disclosure as follows:

Completion Portfolios: The Adviser and the Trust have entered into a Sub-Advisory Agreement with Parametric on behalf of the Low-Duration Bond Fund, Medium-Duration Bond Fund, Extended-Duration Bond Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund and International Equity Fund. ~~Under this Sub-Advisory Agreement, Parametric may be responsible for implementing temporary investment portfolios designed to ensure that a Fund maintains its desired risk exposure.~~ Each Fund has a well-defined risk/return

U.S. Securities and Exchange Commisssion

profile. When a Fund’s actual level and composition of risk varies from the Fund’s desired risk exposure, the Adviser may allocate Fund assets to Parametric to implement one or more of its proprietary “completion portfolios.” These “completion portfolios” are designed to be held alongside a Fund’s long-term strategic investments and bring the Fund’s risk exposure to desired levels, as defined by the Adviser. A completion portfolio may be ~~employed~~ used, for example, if a Sub-Adviser exhibits style drift, thereby causing a Fund’s risk/return profile and style orientation to be ~~inconsistent with the Fund’s stated objective~~ out of line with the Adviser’s risk target range for the Fund. In such a situation, the Adviser may direct Parametric to apply the appropriate completion portfolio to restore the ~~Fund to its desired portfolio alignment~~ Fund’s risk characteristics to the desired state.

11) Comment:  With respect to the Equity Index Fund, under the “Management of the Funds” section, please clarify what is meant by “North American mandates,” and what entity it is associated with

Response:  The term “North American mandates,” as used in reference to LGIMA portfolio managers in the Prospectus, indicates the area of focus within LGIMA for the referenced portfolio manager.

12) Comment:  In the “Glossary” section, please consider restoring the prior definition of “Duration” in addition to the definition of “Effective Duration.”

Response:  The Registrant respectfully declines to restore the prior definition of “Duration”, as the definition of “Effective Duration” in the glossary effectively describes the meaning of each use of the term “duration” in the prospectus. The Registrant also notes that the section entitled “Additional Information About Principal Strategies and Risks” includes an extensive discussion of the meaning and effects of duration.

13) Comment:  In the “Glossary” section, rather than removing the definition of “High Yield Bonds (Junk Bonds),” please consider adding that definition to the term “Junk Bonds.”

Response:  The Registrant respectfully notes that the definition previously deleted from “High Yield Bonds” has already been moved to the term “Below-Investment Grade Bond (High Yield or Junk Bonds).”

Statement of Additional Information

14) Comment:  In your response to the Staff, please explain why the following sentence was deleted from the “Illiquid Investments and Restricted Securities” section: “The Board of Trustees will review periodically any determination by the Adviser or Sub-Adviser to treat a restricted security as liquid, including the Adviser’s or the Sub-Adviser’s assessment of current trading activity and the availability of reliable price

U.S. Securities and Exchange Commisssion

information.” Please also confirm that the Funds have a compliant liquidity risk management program pursuant to Rule 22e-4.

Response: The Registrant notes that disclosure referenced above was originally added to be consistent with prior SEC liquidity guidance.  The disclosure was removed because Rule 22e-4 superseded prior SEC guidance and the need for Advisers to deem securities as liquid. Under the prior guidance the Board previously reviewed the Adviser or a Sub-Adviser’s determination to treat a restricted security as liquid, however, now, in compliance with Rule 22e-4, the Board oversees the liquidity risk management program.  The Registrant confirms that the Funds have a compliant liquidity risk management program.

15) Comment: In your response to the Staff, please explain why the disclosure regarding Northern Trust under the “Securities Lending” section has been deleted or confirm that Northern Trust no longer serves as custodian, securities lending agent or in any other capacity to the Funds for which the deleted disclosure may be material to investors.

Response:  The Registrant confirms that the Funds no longer rely, and have no present intention of relying, on the affiliated securities lending exemptive order that permitted the Funds to compensate Northern Trust for its services as securities lending agent, when Northern Trust’s affiliate also served as a sub-adviser to certain Funds of the Registrant.

16) Comment: Please delete the following sentence from the sixth paragraph under the “Non-Fundamental Investment Restrictions” section: “Consistent with the purpose of Rule 35d-1 of the 1940 Act, a Fund may use the notional value of a derivative when notional value is the best measure of the economic exposure the derivative provides to investments that are consistent with the Fund’s name” as this sentence is inconsistent with the SEC’s interpretation of requirement of Rule 35d-1.

Response: The above-referenced sentence has been deleted.

U.S. Securities and Exchange Commisssion

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409, or Jessica L. Patrick at (202) 419-8423, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Melanie Childers Matthew A. Wolfe, Esquire Jessica L. Patrick, Esquire

U.S. Securities and Exchange Commisssion

Exhibit A

PROSPECTUS

May 1, 2020

	INSTITUTIONAL	INVESTOR
TARGET DATE FUNDS		
MyDestination 2015 Fund	GMTYX	GMTZX
MyDestination 2025 Fund	GMWYX	GMWZX
MyDestination 2035 Fund	GMHYX	GMHZX
MyDestination 2045 Fund	GMYYX	GMFZX
MyDestination 2055 Fund	GMGYX	GMGZX
TARGET RISK FUNDS		
Conservative Allocation Fund	GCAYX	GFIZX
Balanced Allocation Fund	GBAYX	GGIZX
Growth Allocation Fund	GGRYX	GCOZX
Aggressive Allocation Fund	GAGYX	GGBZX
SELECT FUNDS		
Money Market Fund	GMYXX	GMZXX
Low-Duration Bond Fund	GLDYX	GLDZX
Medium-Duration Bond Fund	GMDYX	GMDZX
Extended-Duration Bond Fund	GEDYX	GEDZX
Global Bond Fund	GGBEX	GGBFX
Strategic Alternatives Fund	GFSYX	GFSZX
Defensive Market Strategies® Fund	GDMYX	GDMZX
Equity Index Fund	GEQYX	GEQZX
Global Real Estate Securities Fund	GREYX	GREZX
Value Equity Fund	GVEYX	GVEZX
Growth Equity Fund	GGEYX	GGEZX
Small Cap Equity Fund	GSCYX	GSCZX
International Equity Index Fund	GIIYX	
International Equity Fund	GIEYX	GIEZX
Emerging Markets Equity Fund	GEMYX	GEMZX

This Prospectus contains important information about the Funds, including information on investment policies, risks and fees. For your own benefit and protection, you should read it before you invest and keep it on hand for future reference.

These securities have not been approved or disapproved by the U.S Securities and Exchange Commission (the "SEC"), nor has the SEC determined whether this Prospectus is accurate or complete. Anyone who tells you otherwise is committing a criminal offense.

Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the Trust's Annual and Semi-Annual Reports to Shareholders ("shareholder reports" or "reports") will no longer be sent by mail, unless you specifically request paper copies of the reports from the Trust or from your financial intermediary, such as a broker-dealer. Instead, the reports will be made available on the Trust's website (GuideStoneFunds.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

*If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically from a Fund by calling **1-888-GS-FUNDS** (1-888-473-8637) or enrolling at My.GuideStone.org, or by contacting your financial intermediary (such as a broker-dealer).*

*You may elect to receive all future reports in paper free of charge. You can request to continue receiving paper copies of your shareholder reports by contacting your financial intermediary or, if you invest directly with the Trust, by calling **1-888-GS-FUNDS** (1-888-473-8637) to let the Fund(s) know of your request. Your election to receive reports in paper will apply to all Funds held in your account.*

GuideStone® Funds

U.S. Securities and Exchange Commisssion

GuideStone Funds MyDestination 2015 Fund

Institutional GMTYX
Investor GMTZX

Investment Objective

The MyDestination 2015 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the MyDestination 2015 Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.03%	0.28%
Acquired fund fees and expenses	0.44%	0.44%
Total annual Fund operating expenses	0.57%	0.82%
Fee waiver[1]	(0.07)%	(0.07)%
Total annual Fund operating expenses (after fee waiver)	0.50%	0.75%

[1] The Adviser has agreed to pay, waive or assume expenses to the extent needed to limit total annual operating expenses (excluding extraordinary expenses) to 0.50% for the Institutional Class and 0.75% for the Investor Class (the "Expense Limitation"). This Expense Limitation applies to Fund operating expenses only and will remain in place until April 30, 2021. If expenses fall below the levels noted above within three years from the date on which the Adviser made such payment, waiver or assumption, the Fund may reimburse the Adviser so long as the reimbursement does not cause the Fund to exceed the Expense Limitation on the date on which: (i) the expenses were paid, waived or assumed; or (ii) the reimbursement would be made, whichever is lower. The contractual Expense Limitation can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 51	$ 77
3 Years	$176	$ 255
5 Years	$311	$ 448
10 Years	$707	$1,007

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 7% of the average value of its portfolio.

4 | GuideStone Funds Prospectus

U.S. Securities and Exchange Commisssion

GuideStone Funds MyDestination 2025 Fund
Institutional GMWYX
Investor GMWZX

Investment Objective

The MyDestination 2025 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the MyDestination 2025 Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.02%	0.27%
Acquired fund fees and expenses	0.41%	0.41%
Total annual Fund operating expenses	0.53%	0.78%
Fee waiver[1]	(0.03)%	(0.03)%
Total annual Fund operating expenses (after fee waiver)	0.50%	0.75%

[1] The Adviser has agreed to pay, waive or assume expenses to the extent needed to limit total annual operating expenses (excluding extraordinary expenses) to 0.50% for the Institutional Class and 0.75% for the Investor Class (the "Expense Limitation"). This Expense Limitation applies to Fund operating expenses only and will remain in place until April 30, 2021. If expenses fall below the levels noted above within three years from the date on which the Adviser made such payment, waiver or assumption, the Fund may reimburse the Adviser so long as the reimbursement does not cause the Fund to exceed the Expense Limitation on the date on which: (i) the expenses were paid, waived or assumed; or (ii) the reimbursement would be made, whichever is lower. The contractual Expense Limitation can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 51	$ 77
3 Years	$167	$246
5 Years	$293	$430
10 Years	$662	$963

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 5% of the average value of its portfolio.

GuideStone Funds Prospectus | 11

U.S. Securities and Exchange Commisssion

GuideStone Funds MyDestination 2035 Fund

Institutional GMHYX
Investor GMHZX

Investment Objective

The MyDestination 2035 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the MyDestination 2035 Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.03%	0.29%
Acquired fund fees and expenses	0.35%	0.35%
Total annual Fund operating expenses	0.48%	0.74%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 49	$ 76
3 Years	$154	$237
5 Years	$269	$411
10 Years	$604	$918

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 4% of the average value of its portfolio.

18 | GuideStone Funds Prospectus

U.S. Securities and Exchange Commisssion

GuideStone Funds MyDestination 2045 Fund

Institutional GMYYX
Investor GMFZX

Investment Objective

The MyDestination 2045 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the MyDestination 2045 Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.03%	0.31%
Acquired fund fees and expenses	0.34%	0.34%
Total annual Fund operating expenses	0.47%	0.75%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 48	$ 77
3 Years	$151	$240
5 Years	$263	$417
10 Years	$591	$930

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 4% of the average value of its portfolio.

GuideStone Funds Prospectus | 25

U.S. Securities and Exchange Commisssion

GuideStone Funds MyDestination 2055 Fund

Institutional GMGYX
Investor GMGZX

Investment Objective

The MyDestination 2055 Fund seeks the highest total return over time consistent with its asset mix. Total return includes capital appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the MyDestination 2055 Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.10%	0.34%
Acquired fund fees and expenses	0.33%	0.33%
Total annual Fund operating expenses	0.53%	0.77%
Fee waiver[1]	(0.03)%	(0.02)%
Total annual Fund operating expenses (after fee waiver)	0.50%	0.75%

(1) The Adviser has agreed to pay, waive or assume expenses to the extent needed to limit total annual operating expenses (excluding extraordinary expenses) to 0.50% for the Institutional Class and 0.75% for the Investor Class (the "Expense Limitation"). This Expense Limitation applies to Fund operating expenses only and will remain in place until April 30, 2021. If expenses fall below the levels noted above within three years from the date on which the Adviser made such payment, waiver or assumption, the Fund may reimburse the Adviser so long as the reimbursement does not cause the Fund to exceed the Expense Limitation on the date on which: (i) the expenses were paid, waived or assumed; or (ii) the reimbursement would be made, whichever is lower. The contractual Expense Limitation can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 51	$ 77
3 Years	$167	$244
5 Years	$293	$426
10 Years	$662	$952

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 10% of the average value of its portfolio.

32 | GuideStone Funds Prospectus

U.S. Securities and Exchange Commisssion

GuideStone Funds Conservative Allocation Fund

Institutional GCAYX
Investor GFIZX

Investment Objective

The Conservative Allocation Fund seeks current income and modest capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Conservative Allocation Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.03%	0.29%
Acquired fund fees and expenses	0.53%	0.53%
Total annual Fund operating expenses	0.66%	0.92%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 67	$ 94
3 Years	$211	$ 293
5 Years	$368	$ 509
10 Years	$822	$1,131

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 7% of the average value of its portfolio.

GuideStone Funds Prospectus | 39

U.S. Securities and Exchange Commisssion

GuideStone Funds Balanced Allocation Fund

Institutional GBAYX
Investor GGIZX

Investment Objective

The Balanced Allocation Fund seeks moderate capital appreciation with current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Balanced Allocation Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.02%	0.28%
Acquired fund fees and expenses	0.65%	0.65%
Total annual Fund operating expenses	0.77%	1.03%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 79	$ 105
3 Years	$246	$ 328
5 Years	$428	$ 569
10 Years	$954	$1,259

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 9% of the average value of its portfolio.

GuideStone Funds Prospectus | 45

U.S. Securities and Exchange Commisssion

GuideStone Funds Growth Allocation Fund

Institutional GGRYX
Investor GCOZX

Investment Objective

The Growth Allocation Fund seeks capital appreciation with modest current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Growth Allocation Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.02%	0.28%
Acquired fund fees and expenses	0.76%	0.76%
Total annual Fund operating expenses	0.88%	1.14%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 90	$ 116
3 Years	$ 281	$ 362
5 Years	$ 488	$ 628
10 Years	$1,084	$1,386

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 10% of the average value of its portfolio.

GuideStone Funds Prospectus | 51

U.S. Securities and Exchange Commisssion

GuideStone Funds Aggressive Allocation Fund

Institutional GAGYX
Investor GGBZX

Investment Objective

The Aggressive Allocation Fund seeks capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Aggressive Allocation Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.10%	0.10%
Other expenses	0.02%	0.28%
Acquired fund fees and expenses	0.84%	0.84%
Total annual Fund operating expenses	0.96%	1.22%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 98	$ 124
3 Years	$ 306	$ 387
5 Years	$ 531	$ 670
10 Years	$1,178	$1,477

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 9% of the average value of its portfolio.

GuideStone Funds Prospectus | 57

U.S. Securities and Exchange Commisssion

GuideStone Funds Money Market Fund

Institutional GMYXX
Investor GMZXX

Investment Objective

The Money Market Fund seeks to maximize current income to the extent consistent with the preservation of capital and liquidity, and the maintenance of a stable per share price of $1.00.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Money Market Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.11%	0.11%
Other expenses	0.03%	0.31%
Total annual Fund operating expenses	0.14%	0.42%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 14	$ 43
3 Years	$ 45	$135
5 Years	$ 79	$235
10 Years	$179	$530

GuideStone Funds Prospectus | 61

U.S. Securities and Exchange Commisssion

GuideStone Funds Low-Duration Bond Fund

Institutional GLDYX
Investor GLDZX

Investment Objective

The Low-Duration Bond Fund seeks current income consistent with preservation of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Low-Duration Bond Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.30%	0.30%
Other expenses	0.05%	0.32%
Total annual Fund operating expenses	0.35%	0.62%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 36	$ 63
3 Years	$113	$199
5 Years	$197	$346
10 Years	$443	$774

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 525% of the average value of its portfolio.

GuideStone Funds Prospectus | 65

U.S. Securities and Exchange Commisssion

GuideStone Funds Medium-Duration Bond Fund

Institutional GMDYX
Investor GMDZX

Investment Objective

The Medium-Duration Bond Fund seeks maximum total return consistent with preservation of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Medium-Duration Bond Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.32%	0.32%
Other expenses	0.07%	0.33%
Acquired fund fees and expenses	0.01%	0.01%
Total annual Fund operating expenses	0.40%	0.66%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 41	$ 67
3 Years	$128	$211
5 Years	$224	$368
10 Years	$505	$822

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 433% of the average value of its portfolio.

GuideStone Funds Prospectus | 71

U.S. Securities and Exchange Commisssion

GuideStone Funds Extended-Duration Bond Fund

Institutional GEDYX
Investor GEDZX

Investment Objective

The Extended-Duration Bond Fund seeks maximum total return consistent with preservation of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Extended-Duration Bond Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.46%	0.46%
Other expenses	0.11%	0.37%
Total annual Fund operating expenses	0.57%	0.83%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 58	$ 85
3 Years	$183	$ 265
5 Years	$318	$ 460
10 Years	$714	$1,025

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 39% of the average value of its portfolio.

GuideStone Funds Prospectus | 77

U.S. Securities and Exchange Commisssion

GuideStone Funds Global Bond Fund

Institutional GGBEX
Investor GGBFX

Investment Objective

The Global Bond Fund seeks to maximize total return through capital gains and current income while preserving principal value.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Global Bond Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.47%	0.47%
Other expenses	0.07%	0.35%
Acquired fund fees and expenses	0.01%	0.01%
Total annual Fund operating expenses	0.55%	0.83%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 56	$ 85
3 Years	$176	$ 265
5 Years	$307	$ 460
10 Years	$689	$1,025

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 59% of the average value of its portfolio.

GuideStone Funds Prospectus | 83

U.S. Securities and Exchange Commisssion

GuideStone Funds Strategic Alternatives Fund

Institutional GFSYX
Investor GFSZX

Investment Objective

The Strategic Alternatives Fund seeks absolute returns with both lower volatility than and low correlation with traditional equity and fixed income markets.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Strategic Alternatives Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.87%	0.87%
Other expenses	0.15%	0.49%
Dividend or interest expense on short sales	0.10%	0.10%
Acquired fund fees and expenses	0.04%	0.04%
Total annual Fund operating expenses	1.16%	1.50%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 118	$ 153
3 Years	$ 368	$ 474
5 Years	$ 638	$ 818
10 Years	$1,409	$1,791

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 364% of the average value of its portfolio.

GuideStone Funds Prospectus | 89

U.S. Securities and Exchange Commisssion

GuideStone Funds *Defensive Market Strategies*® Fund — Institutional GDMYX / Investor GDMZX

Investment Objective

The Defensive Market Strategies Fund seeks to provide long-term capital appreciation with reduced volatility compared to the equity market.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Defensive Market Strategies Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.61%	0.61%
Other expenses	0.06%	0.32%
Acquired fund fees and expenses	0.01%	0.01%
Total annual Fund operating expenses	0.68%	0.94%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 69	$ 96
3 Years	$218	$ 300
5 Years	$379	$ 520
10 Years	$847	$1,155

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 55% of the average value of its portfolio.

98 | GuideStone Funds Prospectus

U.S. Securities and Exchange Commisssion

GuideStone Funds Equity Index Fund

Institutional GEQYX
Investor GEQZX

Investment Objective

The Equity Index Fund seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the S&P 500® Index.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Equity Index Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.09%	0.09%
Other expenses	0.04%	0.30%
Total annual Fund operating expenses	0.13%	0.39%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 13	$ 40
3 Years	$ 42	$125
5 Years	$ 73	$219
10 Years	$166	$493

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 2% of the average value of its portfolio.

106 | GuideStone Funds Prospectus

U.S. Securities and Exchange Commisssion

GuideStone Funds Global Real Estate Securities Fund

Institutional GREYX
Investor GREZX

Investment Objective

The Global Real Estate Securities Fund seeks to provide long-term capital appreciation and current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Global Real Estate Securities Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.68%	0.68%
Other expenses	0.15%	0.42%
Total annual Fund operating expenses	0.83%	1.10%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 85	$ 112
3 Years	$ 265	$ 350
5 Years	$ 460	$ 606
10 Years	$1,025	$1,340

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 118% of the average value of its portfolio.

GuideStone Funds Prospectus | 111

U.S. Securities and Exchange Commisssion

GuideStone Funds Value Equity Fund

Institutional GVEYX
Investor GVEZX

Investment Objective

The Value Equity Fund seeks to provide long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Value Equity Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee[(1)]	0.59%	0.59%
Other expenses	0.04%	0.31%
Total annual Fund operating expenses	0.63%	0.90%

(1) The management fee has been restated to reflect the estimated fee for the current fiscal year.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 64	$ 92
3 Years	$202	$ 287
5 Years	$351	$ 498
10 Years	$786	$1,108

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 92% of the average value of its portfolio.

116 | GuideStone Funds Prospectus

U.S. Securities and Exchange Commisssion

GuideStone Funds Growth Equity Fund

Institutional GGEYX
Investor GGEZX

Investment Objective

The Growth Equity Fund seeks to provide long-term capital appreciation. Any income received is incidental to this objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Growth Equity Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.67%	0.67%
Other expenses	0.04%	0.29%
Total annual Fund operating expenses	0.71%	0.96%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 73	$ 98
3 Years	$227	$ 306
5 Years	$395	$ 531
10 Years	$883	$1,178

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 21% of the average value of its portfolio.

122 | GuideStone Funds Prospectus

U.S. Securities and Exchange Commisssion

GuideStone Funds Small Cap Equity Fund

Institutional GSCYX
Investor GSCZX

Investment Objective

The Small Cap Equity Fund seeks to provide long-term capital appreciation. Any income received is incidental to this objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Small Cap Equity Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee[(1)]	0.92%	0.92%
Other expenses	0.08%	0.34%
Acquired fund fees and expenses	0.01%	0.01%
Total annual Fund operating expenses	1.01%	1.27%

(1) The management fee has been restated to reflect the estimated fee for the current fiscal year.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 103	$ 129
3 Years	$ 322	$ 403
5 Years	$ 558	$ 697
10 Years	$1,236	$1,534

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 84% of the average value of its portfolio.

GuideStone Funds Prospectus | 127

U.S. Securities and Exchange Commisssion

GuideStone Funds International Equity Index Fund Institutional GIIYX

Investment Objective

The International Equity Index Fund seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the MSCI Europe, Australasia and Far East Index ("MSCI EAFE Index").

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the International Equity Index Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class
Management fee	0.11%
Other expenses	0.12%
Acquired fund fees and expenses	0.01%
Total annual Fund operating expenses	0.24%
Fee waiver[1]	(0.01)%
Total annual Fund operating expenses (after fee waiver)	0.23%

(1) The Adviser has agreed to pay, waive or assume expenses to the extent needed to limit total annual operating expenses (without regard to any expense reductions realized through the use of directed brokerage) excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and expenses incurred in connection with the short sales of securities) to 0.22% (the "Expense Limitation"). This Expense Limitation applies to Fund operating expenses only and will remain in place until April 30, 2021. If expenses fall below the levels noted above within three years from the date on which the Adviser made such payment, waiver or assumption, the Fund may reimburse the Adviser so long as the reimbursement does not cause the Fund to exceed the Expense Limitation on the date on which: (i) the expenses were paid, waived or assumed; or (ii) the reimbursement would be made, whichever is lower. The contractual Expense Limitation can only be terminated by the Board of Trustees of GuideStone Funds.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The expense example shows the impact of fee waivers or repayments only for the first year and is calculated assuming total annual Fund operating expenses, prior to waivers or repayments, for all other years. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class
1 Year	$ 24
3 Years	$ 76
5 Years	$134
10 Years	$305

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 5% of the average value of its portfolio.

132 | GuideStone Funds Prospectus

U.S. Securities and Exchange Commisssion

GuideStone Funds International Equity Fund

Institutional GIEYX
Investor GIEZX

Investment Objective

The International Equity Fund seeks to provide long-term capital appreciation. Any income received is incidental to this objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the International Equity Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.76%	0.76%
Other expenses	0.12%	0.40%
Dividend or interest expense on short sales	0.19%	0.19%
Acquired fund fees and expenses	0.01%	0.01%
Total annual Fund operating expenses	1.08%	1.36%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 110	$ 138
3 Years	$ 343	$ 431
5 Years	$ 595	$ 745
10 Years	$1,317	$1,635

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 54% of the average value of its portfolio.

GuideStone Funds Prospectus | 137

U.S. Securities and Exchange Commisssion

GuideStone Funds Emerging Markets Equity Fund

Institutional GEMYX
Investor GEMZX

Investment Objective

The Emerging Markets Equity Fund seeks to provide long-term capital appreciation. Any income received is incidental to this objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Emerging Markets Equity Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Investor Class
Management fee	0.87%	0.87%
Other expenses	0.32%	0.70%
Acquired fund fees and expenses	0.01%	0.01%
Total annual Fund operating expenses	1.20%	1.58%

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the example assumes that all dividends and other distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Institutional Class	Investor Class
1 Year	$ 122	$ 161
3 Years	$ 381	$ 499
5 Years	$ 660	$ 860
10 Years	$1,455	$1,878

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the total annual Fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 92% of the average value of its portfolio.

GuideStone Funds Prospectus | 143